UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Regis Corporation

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title and Class of Securities)

758932107

(CUSIP Number)

Caren Abramovich

Birch Run Capital, LLC

1350 Broadway

Suite 2412

New York, NY 10018

(212) 433-1980

with a copy to:

James J. Moloney

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, CA 92612

(949) 451-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2012

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 7589323107	Page 2 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Birch Run Capital, LLC *
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): N/A
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,967,197
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,967,197
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,967,197
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 10.4%**
(14)	Type of Reporting Person (See Instructions): IA

*	Birch Run Capital, LLC is a registered investment adviser.
**	This calculation is based on a total of 57,561,067 shares of the issuer’s common stock outstanding as of April 25, 2012, as last reported by the issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 10, 2012.

Schedule 13D

CUSIP No. 758932107	Page 3 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Daniel Gordon Beltzman
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): N/A
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,967,197
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,967,197
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,967,197
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 10.4%*
(14)	Type of Reporting Person (See Instructions): IN

*	This calculation is based on a total of 57,561,067 shares of the issuer’s common stock outstanding as of April 25, 2012, as last reported by the issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 10, 2012.

Schedule 13D

CUSIP No. 758932107	Page 4 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Gregory Howard Smith
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): N/A
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 5,967,197
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 5,967,197
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,967,197
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 10.4%*
(14)	Type of Reporting Person (See Instructions): IN

*	This calculation is based on a total of 57,561,067 shares of the issuer’s common stock outstanding as of April 25, 2012, as last reported by the issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 10, 2012.

Schedule 13D

CUSIP No. 758932107	Page 5 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Birch Run Capital GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 689,785
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 689,785
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 689,785
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.2%*
(14)	Type of Reporting Person (See Instructions): OO

*	This calculation is based on a total of 57,561,067 shares of the issuer’s common stock outstanding as of April 25, 2012, as last reported by the issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 10, 2012.

Schedule 13D

CUSIP No. 758932107	Page 6 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Birch Run Capital Partners, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 689,785
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 689,785
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 689,785
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.2%*
(14)	Type of Reporting Person (See Instructions): PN

*	This calculation is based on a total of 57,561,067 shares of the issuer’s common stock outstanding as of April 25, 2012, as last reported by the issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 10, 2012.

Schedule 13D

CUSIP No. 758932107	Page 7 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Walnut BRC GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,498,756
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,498,756
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,498,756
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 6.1%*
(14)	Type of Reporting Person (See Instructions): OO

*	This calculation is based on a total of 57,561,067 shares of the issuer’s common stock outstanding as of April 25, 2012, as last reported by the issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 10, 2012.

Schedule 13D

CUSIP No. 758932107	Page 8 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Torch BRC, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,778,656
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,778,656
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,778,656
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 3.1%*
(14)	Type of Reporting Person (See Instructions): PN

*	This calculation is based on a total of 57,561,067 shares of the issuer’s common stock outstanding as of April 25, 2012, as last reported by the issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 10, 2012.

Schedule 13D

CUSIP No. 758932107	Page 9 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Torch BRC GP, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,778,656
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,778,656
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,778,656
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 3.1%*
(14)	Type of Reporting Person (See Instructions): OO

*	This calculation is based on a total of 57,561,067 shares of the issuer’s common stock outstanding as of April 25, 2012, as last reported by the issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 10, 2012.

Schedule 13D

CUSIP No. 758932107	Page 10 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Walnut BRC, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,498,756
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,498,756
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,498,756
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 6.1%*
(14)	Type of Reporting Person (See Instructions): PN

*	This calculation is based on a total of 57,561,067 shares of the issuer’s common stock outstanding as of April 25, 2012, as last reported by the issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 10, 2012.

Schedule 13D

CUSIP No. 758932107	Page 11 of 21 Pages

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”), amends the Schedule 13G that was initially filed on February 6, 2012, as amended on April 18 and April 19, 2012, and relates to the common stock of Regis Corporation (the “Company” or the “Issuer”), a company incorporated in Minnesota. The principal executive offices of the Company are located at 7201 Metro Boulevard, Minneapolis, MN 55439.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	The persons filing this Schedule 13D are Birch Run Capital, LLC, a Delaware limited liability company (“Birch Run”), Daniel Beltzman, Gregory Smith, Birch Run Capital GP, LLC, a Delaware limited liability company (“Birch GP”), Walnut BRC GP, LLC, a Delaware limited liability company (“Walnut GP”), Torch BRC GP, LLC, a Delaware limited liability company (“Torch GP”), Birch Run Capital Partners, LP, a Delaware limited partnership (“Birch LP”), Walnut BRC, LP, a Delaware limited partnership (“Walnut LP”) and Torch BRC, LP, a Delaware limited partnership (“Torch LP”). Each of the foregoing is collectively referred to as the “Reporting Persons.”

(b)	The address of the principal business and principal office of each of the Reporting Persons is 1350 Broadway, Suite 2412, New York, NY 10018.

(c)	Birch Run’s principal business is serving as an investment adviser to certain affiliated funds, including Birch LP, Walnut LP and Torch LP.

Daniel Beltzman’s principal business is serving as a Managing Member of Birch Run, Birch GP, Walnut GP and Torch GP.

Gregory Smith’s principal business is serving as a Managing Member of Birch Run, Birch GP, Walnut GP and Torch GP.

Birch GP’s principal business is serving as the sole general partner of Birch LP.

Walnut GP’s principal business is serving as the sole general partner of Walnut LP.

Torch GP’s principal business is serving as the sole general partner of Torch LP.

Each of Birch LP, Walnut LP and Torch LP is a private investment fund.

Attached as Schedule A hereto, and incorporated by reference herein, is a chart setting forth the name, business address, present principal occupation or employment and citizenship of each executive officer of Birch Run, Birch GP, Walnut GP and Torch GP, in each case as of the date hereof.

Schedule 13D

CUSIP No. 758932107	Page 12 of 21 Pages

(d)	During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the persons named on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the persons named on Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Birch Run advises the accounts of the Birch LP, Walnut LP and Torch LP, which purchased an aggregate of 5,967,197 common shares for a total consideration (including brokerage commissions) of $99,011,273.05 derived from the capital of each of the aforementioned accounts.

ITEM 4.	PURPOSE OF TRANSACTION

The securities reported in this filing were purchased and are held for investment purposes on behalf of client accounts over which Birch Run has shared discretionary investment power.

Birch Run is engaged in the business of securities analysis and investment for the other Reporting Entities named herein. Birch Run analyzes the operations, capital structure and markets of companies in which they invest and continuously monitors the business operations of such companies through analysis of financial statements and other public documents, through discussions with knowledgeable industry and market observers, and with management of such companies, often at management’s invitation.

Birch Run qualifies as an institution which may elect to report its beneficial ownership as required by the Securities Exchange Act of 1934, as amended, on Schedule 13G and, has previously elected to report the ownership positions held by its investment advisory clients in the Issuer on Schedule 13G.

As the result of its ongoing investment analysis, Birch Run has communicated (both orally and in writing) with the Issuer’s management and certain of its directors, regarding the strategic direction of the Issuer and potential means of enhancing shareholder value over time.

Most recently, members of the Company’s Board of Directors and Birch Run have been in discussions regarding the potential nomination of Daniel Beltzman, one of the Managing Members of Birch Run, for election to the Board of Directors at the

Schedule 13D

CUSIP No. 758932107	Page 13 of 21 Pages

2012 annual meeting of shareholders. The Nominating and Corporate Governance Committee of the Board is considering Mr. Beltzman as a nominee. To that end, Mr. Beltzman would like to be in a position to fully cooperate with any and all inquiries from management, the directors and/or communicate with other third parties, including other stockholders, in support of his nomination to the Board of Directors.

In order to obtain the flexibility to cooperate with and address any questions relating to his nomination, and preserve the flexibility to discuss all options, including but not limited to any of the actions or transactions enumerated in subsections (a) through (j) of Item 4 of Schedule 13D, with the Issuer’s management, Board of Directors, other stockholders and/or with other third parties, Birch Run is hereby amending its beneficial ownership report on Schedule 13G to Schedule 13D. Birch Run anticipates that it will continue to have communications with management and the Board of Directors of the Issuer in the coming months, as well as other stockholders of the Issuer and other relevant parties to discuss various business and strategic alternatives for the Issuer.

In addition, Birch Run intends to continue to review its investments in the Issuer on an ongoing basis. Depending on various factors, including, but not limited to, the Issuer’s financial position and strategic direction, actions taken by the Board of Directors of the Issuer, price levels of the shares, other investment opportunities available to the Reporting Persons, conditions in the capital markets and general economic and industry conditions, Birch Run may, from time to time in the future, formulate plan(s) or proposal(s) with respect to the Issuer concerning one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. In addition, from time to time and at any time, the Reporting Persons may (i) acquire additional shares in the open market, in privately-negotiated transactions or otherwise, (ii) dispose of shares in privately-negotiated transactions or otherwise, (iii) engage in any hedging or similar transactions with respect to the shares and/or (iv) otherwise change their intention(s) with respect to any and all matters referred to in Item 4 of Schedule 13D.

Schedule 13D

CUSIP No. 758932107	Page 14 of 21 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned *
Birch Run Capital LLC	0	5,967,197	5,967,197	10.4%
Daniel Beltzman	0	5,967,197	5,967,197	10.4%
Gregory Smith	0	5,967,197	5,967,197	10.4%
Birch Run Capital GP, LLC	0	689,785	689,785	1.2%
Birch Run Capital Partners, LP	0	689,785	689,785	1.2%
Torch BRC GP, LLC	0	1,778,656	1,778,656	3.1%
Torch BRC, LP	0	1,778,656	1,778,656	3.1%
Walnut BRC GP, LLC	0	3,498,756	3,498,756	6.1%
Walnut BRC, LP	0	3,498,756	3,498,756	6.1%

*	This calculation is based on a total of 57,561,067 shares of the issuer’s common stock outstanding as of April 25, 2012, as last reported by the issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 10, 2012.

(c)	All transactions in the shares effected during the 60 days prior to and including May 16, 2012 by the Reporting Persons are set forth below.

PARTY EFFECTING TRANSACTION	DATE	BUY / SELL	QUANTITY	AVERAGE PRICE ($)[1]	CURRENCY
Walnut BRC, LP	4/9/2012	Buy	74,928	17.5120	USD
Walnut BRC, LP	4/10/2012	Buy	135,297	17.3169	USD
Walnut BRC, LP	4/11/2012	Buy	25,000	17.3643	USD
Walnut BRC, LP	4/13/2012	Buy	79,996	17.5552	USD
Walnut BRC, LP	4/16/2012	Buy	51,200	17.5126	USD
Walnut BRC, LP	4/17/2012	Buy	400	17.6250	USD
Walnut BRC, LP	4/18/2012	Buy	8,942	17.7471	USD
Walnut BRC, LP	4/19/2012	Buy	100,100	17.7016	USD

[1]	Exclusive of brokerage fees and commissions.

Schedule 13D

CUSIP No. 758932107	Page 15 of 21 Pages

(d)

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the subject shares, except that dividends from, and proceeds from the sale of, the Common Shares held for the accounts managed by Birch Run may be delivered to such accounts.

(e)

Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in this Schedule 13D, the Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits or schedules.

Exhibit A.	Joint Filing Agreement

Exhibit B.	Power of Attorney

Schedule A.	Information with respect to the officers of Birch Run Capital, LLC, Birch Run Capital GP, LLC, Walnut BRC GP, LLC and Torch BRC GP, LLC.

Schedule 13D

CUSIP No. 758932107	Page 16 of 21 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of May 17, 2012

Birch Run Capital, LLC

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Daniel Beltzman

By:	/s/ Daniel Beltzman
Name: Daniel Beltzman
Title: Managing Member of Birch Run Capital, LLC, Birch Run Capital GP, LLC, Walnut BRC GP, LLC and Torch BRC GP, LLC

Gregory Smith

By:	/s/ Gregory Smith
Name: Gregory Smith
Title: Managing Member of Birch Run Capital, LLC, Birch Run Capital GP, LLC, Walnut BRC GP, LLC and Torch BRC GP, LLC

Birch Run Capital GP, LLC

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Birch Run Capital Partners, L.P.

By:	Birch Run Capital GP, LLC (General Partner)

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Walnut BRC GP, LLC

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Schedule 13D

CUSIP No. 758932107	Page 17 of 21 Pages

Walnut BRC, L.P.

By:	Walnut BRC GP, LLC (General Partner)

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Torch BRC GP, LLC

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Torch BRC, L.P.

By:	Torch BRC GP, LLC (General Partner)

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Schedule 13D

CUSIP No. 758932107	Page 18 of 21 Pages

Exhibit A Schedule 13D Joint Filing Agreement

The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

(i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

(ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Dated: May 17, 2012

Birch Run Capital, LLC

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Daniel Beltzman

By:	/s/ Daniel Beltzman
Name: Daniel Beltzman
Title: Managing Member of Birch Run Capital, LLC, Birch Run Capital GP, LLC, Walnut BRC GP, LLC and Torch BRC GP, LLC

Gregory Smith

By:	/s/ Gregory Smith
Name: Gregory Smith
Title: Managing Member of Birch Run Capital, LLC, Birch Run Capital GP, LLC, Walnut BRC GP, LLC and Torch BRC GP, LLC

Schedule 13D

CUSIP No. 758932107	Page 19 of 21 Pages

Birch Run Capital GP, LLC

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Birch Run Capital Partners, L.P.

By:	Birch Run Capital GP, LLC (General Partner)

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Walnut BRC GP, LLC

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Walnut BRC, L.P.

By:	Walnut BRC GP, LLC (General Partner)

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Torch BRC GP, LLC

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Torch BRC, L.P.

By:	Torch BRC GP, LLC (General Partner)

By:	/s/ Caren Abramovich
Name: Caren Abramovich
Title: Chief Operating & Compliance Officer

Schedule 13D

CUSIP No. 758932107	Page 20 of 21 Pages

Exhibit B Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned Caren Abramovich hereby constitutes and appoints Gregory Smith to act on Caren Abramovich’s behalf in the event that she is not available or able to sign, as applicable, as true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution in name, place and stead, to sign any reports on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Beneficial Ownership of Securities) relating to transactions by the undersigned in Common Shares or other securities and all amendments thereto, and all filings on Schedule 13D or Schedule 13G, and all amendments thereto, and to file the same, with the Securities and Exchange Commission and the appropriate securities exchange, granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney shall be effective until such time as the undersigned delivers a written revocation thereof to the above-named attorneys-in-fact and agents.

The undersigned acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated: May 17, 2012

/s/ Caren Abramovich
Caren Abramovich

Schedule 13D

CUSIP No. 758932107	Page 21 of 21 Pages

Schedule A

Executive Officers of

Birch Run Capital, LLC, Birch Run Capital GP, LLC, Walnut BRC GP, LLC and Torch BRC GP, LLC

The following sets for the name and present principal occupation or employment of each executive officer of Birch Run Capital, LLC. Unless otherwise indicated below, the country of citizenship of each executive officer is the United States of America and the business address of each executive officer is: Birch Run Capital, LLC, 1350 Broadway, Suite 2412, New York, NY 10018.

Executive Officers

Name	Principal Occupation or Employment

Daniel Beltzman	Managing Member

Gregory Smith	Managing Member

Caren Abramovich	Chief Operating & Compliance Officer